UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

Publicly-held Company

EXCERPT FROM THE MINUTES OF THE 320th MEETING OF THE

BOARD OF DIRECTORS HELD ON APRIL 28, 2017

1.         DATE, TIME AND VENUE: At 1:30 p.m. on April 28, 2017, the meeting was held at the registered office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the City of São Paulo, State of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia S.A. ("CPFL Energia" or "Company").

3.         ATTENDANCE: All the members of the Board of Directors (“Board”) and the Executive Vice Presidents.

4.         PRESIDING BOARD: Mr. Yuhai Hu, Chairman, and Mrs. Gisélia Silva, Secretary.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The Directors decided to draw up these minutes in summary form, and approved its publication as an excerpt without the signatures of the directors.

After discussing and examining the items on the Agenda, the Directors unanimously decided as follows:

(i) Elected, pursuant to Paragraph 4, Article 15 of the Bylaws, Mr. Yuhai Hu and Mr. Daobiao Chen for the positions of Chairman and Vice-Chairman of the Board, respectively;

(ii) Took cognizance and discussed the themes examined by the Board’s Advisory Committees and Commissions in the month of April;

(iii) Took cognizance of the managerial highlights and material facts in April, reported by the Chief Executive Officer;

(iv) Appointed the members of the Board’s Advisory Committees and Commissions (“the Committees” and “the Commissions”);

(v) Approved the Short-Term Incentive Plan of the Company’s Board of Executive Officers for the fiscal year 2017 (“2017 ICP Plan”);

(vi) Approved pursuant to item (o) of Article 17 of CPFL Energia’s Bylaws, the Institute’s Annual Activity and Investment Plan for 2017;

(vii) Approved in accordance with the provisions of item (b) of Article 17 of the Company’s Bylaws, the proposal of the Board of Executive Officers for the Annual Budget for 2017 and 2018/2021 Multi-Year Projections of CPFL Energia and subsidiaries;

(viii) Recommended to its representatives (a) at the Extraordinary General Meeting of Campos Novos Energia S.A. (“Enercan”) the approval of the matters dealt with in Resolution 2017031-E of the Executive Board; (b) on the Board of Directors of CPFL Paulista the approval of the matters dealt with in Resolution 2017032-E of the Executive Board; (c) on the Board of Executive Officers of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), for approval of the matters dealt with in Resolution 2017033-E of the Executive Board.

6.         CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and by the Secretary.

This is a free English translation of the original minutes drawn up in the Book of Meetings of the Board of Directors.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 23, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.